Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana, India.

CIN : L85195TG1984PLC004507

Tel     :+91 40 4900 2900

Fax     :+91 40 4900 2999

Email :mail@drreddys.com

www.drreddys.com

July 7, 2020

To,

The Secretary

BSE Limited

National Stock Exchange of India Limited

New York Stock Exchange Inc.

Dear Sir/Madam,

Sub: Newspaper advertisement.

Please find enclosed copies of newspaper advertisement regarding notice of 36th annual general meeting of the company and e-voting information as published in Financial Express and Nava Telangana on July 7, 2020.

This is for your information and records.

With regards,

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary

The issue has been fixed at ₹570 per share, including premium of ₹560 per rights equity share, it said.

The rights entitlement ratio is of three rights equity

SHRIRAM
Commercial Vehicle Finance

shares for every 26 equity shares held by eligible shareholders, the company said.

The committee has fixed July 10 as the record date for the purpose of determining the equity shareholders entitled to receive the rights entitlement in the rights issue of equity shares for an amount not exceeding ₹1,500 crore, the company said. Shriram Capital is the promoter of the firm with a stake of 26.23% as of March 31, 2020.

Bandhan Bank's loans & advances grow 18% in Q1

PRIVATE SECTOR LENDER Bandhan Bank on Monday said its loans and advances grew 18% year-on-year to ₹74,325 crore for the first quarter this fiscal, from ₹63,164 crore for the same period last fiscal. On a quarter-on-quarter basis, loans and advances (on book+off book+ TLTRO) grew 3% from ₹71,846 crore for the fourth quarter last fiscal, according to a BSE filing.

During the April-June period, the bank's total deposit grew 35% y-o-y to ₹60,602 crore. **FE BUREAU**

NFL reports record fertiliser sale in Q1

NFL HAS ACHIEVED the highest-ever fertiliser sale of 12.85 lakh metric tonne (MT) in the April-June quarter of the current financial year, according to a release. This is about 21.5% higher than the sales of 10.57 lakh MT reported in the first quarter of 2019-20. Other than significant growth in urea sale, P&K fertilisers also recorded a growth of 13% during the quarter. **FE BUREAU**

consisted of three elements. One was an annual expected credit loss (ECL) recalibration of ₹129 crore and the second was

Andheri (East), Mumbai-400059, India. Tel: + 91 22 40096667/87
Fax: + 91 22 40096633/90. Email: info@pxil.co.in, CIN:U74900MH2008PLC179152

Trading Month June- 2020

Markets	DAS		RTM		INTRADAY		ANYDAY	
Traded	Prices (Rs/KWh)	Volume (MUs)	Prices (Rs/KWh)	Volume (MUs)	Prices (Rs/KWh)	Volume (MUs)	Prices (Rs/KWh)	Volume (MUs)
Min	1.80	0.05	1.88	0.01	2.36	0.05	1.65	0.19
Max	3.50	3.08	4.00	0.90	3.90	3.61	2.83	3.86
Avg	2.46	1.16	2.49	0.23	3.19	1.15	2.38	1.92
Total		15.03		1.86		17.24		57.64

Dr.Reddy's

NOTICE OF AGM AND E-VOTING INFORMATION

NOTICE is hereby given that the 36th annual general meeting (AGM) of Dr. Reddy's Laboratories Limited ('the Company') is scheduled to be held on Thursday, 30 July 2020 at 9.00 AM through Video Conferencing (VC) facility/Other Audio Visual Means (OAVM) in compliance with the provisions of the Companies Act, 2013 and Rules made thereunder, SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 ('Listing Regulations') read with General Circular Numbers 14/2020, 17/2020 and 20/2020 dated 8 April 2020, 13 April 2020 and 5 May 2020 respectively, issued by the Ministry of Corporate Affairs (MCA) and Circular No. SEBI/HO/CFD/CMD1/CIR/P/2020/79 dated 12 May 2020 issued by the Securities and Exchange Board of India (collectively referred to as 'the Circulars'), to transact the business as set forth in the notice of AGM.

In accordance with the aforesaid Circulars, the notice of AGM and annual report for the financial year 2019-20, has been sent to all the members whose e-mail addresses are registered with the company/depository participant(s). The annual report along with the notice of AGM is also available on the company's website www.drreddys.com, website of the NSDL www.evoting.nsdl.com and on the website of stock exchanges www.bseindia.com and www.nseindia.com

Pursuant to the provisions of Section 108 of the Companies Act, 2013, Rule 20 of the Companies (Management and Administration) Rules, 2014, as substituted by the Companies (Management and Administration) Amendment Rules, 2015 and Regulation 44 of the Listing Regulations, the company is pleased to provide e-voting facility to members to cast their vote on all the resolutions set forth in the notice convening the 36th AGM. The members may cast their vote electronically through electronic voting system (remote e-voting) of National Securities Depository Limited (NSDL).

All members are informed that:

1. The Ordinary and the Special Business as stated in the notice of 36th AGM shall be transacted through voting by electronic means;
2. The remote e-voting shall commence on Sunday, 26 July 2020 (9.00 AM IST) and end on Wednesday, 29 July 2020 (5.00 PM IST);
3. The cut-off date for determining the eligibility to vote by remote e-voting or by e-voting system at the AGM is Thursday, 23 July 2020;
4. Any person, who acquires shares of the company and becomes a member of the company after despatch of the notice of AGM and holds shares as on the cut-off date i.e. Thursday, 23 July 2020, may obtain the login ID and password by sending a request at evoting@nsdl.co.in. However, if a person is already registered with NSDL for e-voting, then his existing user ID and password can be used for casting vote. A member can also use the OTP (One Time Password) based login for casting the votes on the NSDL e-voting system; and
5. Members may note that:-
   a) The remote e-voting module will be disabled by NSDL after the aforesaid date and time for voting and the remote e-voting will not be allowed beyond the specified period;
   b) Once the vote on a resolution is cast by the members, they will not be allowed to change it subsequently;
   c) The facility of e-voting system shall also be made available during the AGM on 30 July 2020. Those members present at the AGM through VC/OAVM, who have not cast their vote by remote e-voting and are otherwise not debarred from doing so, shall be eligible to vote through the e-voting system during the AGM on 30 July 2020;
   d) The members who have cast their vote by remote e-voting prior to the AGM, may attend the AGM but will not be entitled to cast their vote again; and
   e) A person whose name is recorded in the register of members or in the register of beneficial owners maintained by the depositories as on the cut-off date will be entitled to avail the facility of remote e-voting or e-voting system during the AGM on 30 July 2020.

The procedure for remote e-voting by members holding shares in demat mode, physical mode and/or for members who have not registered their e-mail addresses, is provided in the notice of AGM. The details are also available on the website of the company at www.drreddys.com

To receive the soft copies of notice of AGM along with the annual report for the financial year 2019-20, instructions for e-voting and instructions for participating in the AGM, members who have not yet registered or updated their e-mail addresses are requested to register their e-mail address on www.drreddys.com/investors/investor-services/shareholder-information or with their depository participant or send their consent at shares@drreddys.com along with their folio no./DP id, client id and valid e-mail address for registration.

The company has appointed Mr. G. Raghu Babu, Partner, M/s. R & A Associates, Company Secretary in Practice, Hyderabad (Membership no. F4448 & Certificate of Practice no. 2820) as the Scrutinizer to scrutinize the remote e-voting prior to the AGM and e-voting process during the AGM in a fair and transparent manner.

For detailed instructions pertaining to e-voting, members may please refer to the section 'Instructions for E-voting' in notice of the AGM. In case of queries or grievances pertaining to e-voting procedure, members may refer the Frequently Asked Questions (FAQs) for members and e-voting user manual for members available at the 'Downloads' section of www.evoting.nsdl.com or may contact Mr. Amit Vishal, Senior Manager or Ms. Pallavi Mhatre, Manager National Securities Depository Limited, Trade World, 'A' Wing, 4th Floor, Kamala Mills Compound, Senapati Bapat Marg, Lower Parel, Mumbai-400013, at the designated e-mail addresses: evoting@nsdl.co.in or amitv@nsdl.co.in or pallavid@nsdl.co.in or at telephone nos. 022-24994360 or 022 24994545 or toll free no: 1800-222-990 who will also address the queries or grievances connected with the voting by electronic means and provide technical assistance for AGM participation. Members may also write to the Company Secretary at shares@drreddys.com

Place : Hyderabad
Date : July 6, 2020

For Dr. Reddy's Laboratories Limited
Sandeep Poddar
Company Secretary

Dr. REDDY'S LABORATORIES LIMITED
Regd. Office: 8-2-337, Road No.3, Banjara Hills, Hyderabad - 500 034
CIN: L85195TG1984PLC004507, Tel. 91 40 4900 2900, Fax: 91 40 4900 2999
email: shares@drreddys.com, website: www.drreddys.com

FINANCIAL EXPRESS - July 7, 2020

సరయ్యారు. దళితులకు ... రైతులు ధర్నా విరమించారు.

ర్పంచ్‌పై వివక్ష

...డుతూ ఇతర కార్యక్రమాలు కూడా ... ప్రతి కార్యక్రమంలోనూ సర్పంచ్ పట్ల ...లం పేరుతో వ్యక్తిగత ఆరోపణలు చేస్తూ ... తాను చెప్పిందే వినాలంటూ బెదిరిం...నతో పాటు ఉప సర్పంచ్ కొమ్మగాని ... సర్పంచ్ పట్ల వివక్ష చూపుతున్నాడు. ...న సర్పంచ్ విజయ వారిద్దరిపై పోలీస్...సు చేసింది. సోమవారం ఏసీపీ కోట్ల ...సిఐ వెంకన్న ఆధ్వర్యంలో గ్రామంలో ... సాక్షుల వాంగ్మూలాలు తీసుకున్నారు. ...రమైన చర్యలు తీసుకొని ఎస్సీ, ఎస్టీ ...మోదు చేస్తున్నట్లు ఏసీపీ తెలిపారు.

...లేదని బ్యాంకులు కొత్త రుణాలివ్వడం ...పు రుణాలను ఒకేసారి చెల్లిస్తే తిరిగి ... ఉందన్నారు. బ్యాంకుల వద్ద రైతులు, ...దనపు కౌంటర్లు ఏర్పాటు చేయాలని

LOST OF SALE DEED

I, **S. Ravi Kumar,** S/o S. Sanjeeva Reddy would like to inform that, I have misplaced my original sale deed bearing document number **10806/2017,** registered at Quthbullapur SRO. If anyone find this document kindly call me at **9666400662** within 15 days from the date of issue of this Ad.

ఫారం నెం. యుఆర్‌సి-2

కంపెనీల చట్టం, 2013 యొక్క చాప్టర్ XXI యొక్క పార్ట్ I క్రింద రిజిస్ట్రేషన్ గురించిన ప్రకటన ఇవ్వడం నోటీసు (కంపెనీల చట్టం, 2013 యొక్క సెక్షన్ 374 (బి) మరియు కంపెనీల (అథరైజ్డ్ టు రిజిస్టర్) రూల్స్, 2014 యొక్క రూల్ 4(1)కు అనుసరించి)

1) [illegible] కంపెనీల చట్టం, 2013 యొక్క సెక్షన్ 366 యొక్క ... కంపెనీల చట్టం, 2013 యొక్క చాప్టర్ XXI యొక్క పార్ట్ I క్రింద ... [illegible]

2) కంపెనీ యొక్క ప్రధాన లక్ష్యాలు ఈ క్రింది విధంగా ఉన్నాయి:

(1) [illegible]

(2) [illegible]

(3) [illegible]

3) [illegible] ప్లాట్ నం.44 42... హైదరాబాద్- 500076, తెలంగాణ ... [illegible]

4) [illegible] 44 42... హైదరాబాద్- 500076, తెలంగాణ ... ప్లాట్ నెం.6, 7, 8, సెక్టార్ 5, ... పిన్ కోడ్-122050 ... [illegible]

తేది: 7 జూలై, 2020

... తరఫున
సం/-
... డైరెక్టర్

... ద్వారా నిర్వహించబడుతుంది.

3. ఆసక్తిగల దరఖాస్తుదారులు ఆన్‌లైన్ ఇ-వేలం యొక్క నియమ & నిబంధనలు, ఇ-వేలం బిడ్ ఫారం, అర్హతా నియమావళి, బిడ్డరులుగా రిజిస్ట్రేషన్, ... వివరాలు ... ఇ-వేలం ప్రక్రియ సమాచార పత్రంను సర్వీస్ ప్రొవైడర్ వెబ్ పోర్టల్ అనగా., https://www.bankeauctions.com లేదా ఈమెయిల్: chinchollip@gmail.com or madhucs1@gmail.com ద్వారా అందుబాటులో ఉంటాయి.

4. ఒకవేళ ఇ-వేలం ముగియు సమయం యొక్క చివరి 5 నిమిషాలలో బిడ్ వేయబడిన, ముగింపు సమయం ఆటోమేటిగా అపరిమిత కాలవ్యవధితో 5 నిమిషాల కొరకు పొడిగించబడుతుంది.

5. లిక్విడేటర్ ఏ సమయమునైనా ఇ-వేలం యొక్క ఏదేని నియమ & నిబంధనలను ఆమోదించు లేదా రద్దుచేయు లేదా పొడిగించు లేదా ఆధునీకరించు అధికారాలు కలిగియుంటారు. అతను ఏ కారణం చూపకుండానే ఏదేని బిడ్‌ను తిరస్కరించు అధికారాలు కలిగియుంటారు.

తేది: 07.07.2020
ప్రదేశం: హైదరాబాద్

మధుసూధన్ రావు గోకులగుంట లిక్విడేటర్, Cell: 9177715558
IBBI Reg No.: IBBI/IPA-001/IP-P00181/2017-18/10360
Email IDs: chinchollip@gmail.com or madhucs1@gmail.com

Dr.Reddy's

ఎజిఎం ప్రకటన మరియు ఇ-ఓటింగ్ సమాచారం

ఇందుమూలంగా తెలియజేయునది ఏమనగా డాక్టర్ రెడ్డీస్ ల్యాబొరేటరీస్ లిమిటెడ్ ("ది కంపెనీ") యొక్క 36వ వార్షిక సర్వసభ్య సమావేశం (AGM) గురువారం, జూలై 30, 2020న ఉ॥9.00 గంటలకు ఎజిఎం యొక్క నోటీసులో తెలిపిన వ్యాపారాన్ని నిర్వర్తించుటకు సెక్యూరిటీస్ మరియు ఎక్స్ఛేంజ్ బోర్డు ఆఫ్ ఇండియా చే జారీ చేయబడిన సర్క్యులర్ నెం. సెబి/హెచ్‌ఒ/ సిఎఫ్‌డి/సిఎండి1/ సిఐఆర్/పి/2020/79 తేది 12 మే, 2020 మరియు కార్పొరేట్ వ్యవహారాల మంత్రిత్వశాఖ (MCA) చే జారీ చేయబడిన వరుసగా జనరల్ సర్క్యులర్ నెం.లు.14/2020, 17/2020 మరియు 20/2020 తేది: 8, ఏప్రిల్ 2020, 13 ఏప్రిల్, 2020, 5 మే, 2020తో (అన్నీ కలిపి 'ది సర్క్యులర్స్'గా వ్యవహరించబడతాయి)తో చదువుకొనే సెబీ (లిస్టింగ్ ఆబ్లిగేషన్స్ మరియు డిస్‌క్లోజర్ రిక్వైర్‌మెంట్స్) రెగ్యులేషన్స్ 2015 (లిస్టింగ్ రెగ్యులేషన్స్) మరియు కంపెనీల చట్టం, 2013 యొక్క వర్తించు నిబంధనలకు అనుగుణంగా వీడియో కాన్ఫరెన్సింగ్ ("VC") సదుపాయం / ఇతర ఆడియో విజువల్ పద్ధతులు ("OAVM") ద్వారా జరుగుతుంది.

పైన తెల్పిన సర్క్యులర్స్‌కు అనుగుణంగా 2019 20 ఆర్థిక సంవత్సరం కొరకు వార్షిక నివేదిక మరియు ఎజిఎం యొక్క ప్రకటన కంపెనీ / డిపాజిటరీ పార్టిసిపెంట్స్ (ల) తో ఇ-మెయిల్ చిరునామాలు గల సభ్యులందరికి పంపించబడినది. ఎజిఎం యొక్క నోటీసుతో పాటు వార్షిక నివేదిక కంపెనీ యొక్క వెబ్‌సైట్ www.drreddys.com ఎన్ఎస్‌డిఎల్ వెబ్‌సైట్ www.evoting.nsdl.com మరియు స్టాక్ ఎక్స్ఛేంజ్ వెబ్‌సైట్ www.bseindia.com మరియు www.nseindia.com పై అందుబాటులో ఉంది.

కంపెనీల (మేనేజ్‌మెంట్ మరియు అడ్మినిస్ట్రేషన్) అమెండ్‌మెంట్ రూల్స్, 2015 కు ప్రత్యామ్నాయం ద్వారా కంపెనీల (మేనేజ్‌మెంట్ మరియు అడ్మినిస్ట్రేషన్) రూల్స్, 2014 యొక్క రూల్ 20, కంపెనీల చట్టం, 2013 యొక్క సెక్షన్ 108, నిబంధనలకనుగుణంగా మరియు లిస్టింగ్ యొక్క రెగ్యులేషన్ 44 ప్రకారం 36వ ఎజిఎం యొక్క జరుపబడే నోటీసులో పేర్కొన్న అన్ని తీర్మానములపై వారి ఓటు వేయుటకు సభ్యులకు కంపెనీ ఇ-ఓటింగ్ సౌకర్యం ఏర్పాటు చేయుటకు సంతోషించుచున్నది. సభ్యులు నేషనల్ సెక్యూరిటీస్ డిపాజిటరీ లిమిటెడ్ (ఎన్ఎస్‌డిఎల్) యొక్క ఎలక్ట్రానిక్ ఓటింగ్ సిస్టం (రిమోట్ ఇ-ఓటింగ్) ద్వారా ఎలక్ట్రానిక్ పద్ధతిలో వారి ఓటును వేయవచ్చును.

సభ్యులందరికీ తెలియజేయునది ఏమనగా.

1 36వ ఎజిఎం యొక్క నోటీసులో పేర్కొనబడిన విధంగా సాధారణ మరియు ప్రత్యేక వ్యాపారాన్ని ఎలక్ట్రానిక్ పద్ధతి ద్వారా ఓటింగ్ నిర్వహించవచ్చును.

2 రిమోట్ ఇ-ఓటింగ్ ఆదివారం 26, జూలై, 2020న (ఉ.9.00 గం.లు ఐఎస్‌టి) న ప్రారంభమై బుధవారం 29 జూలై, 2020న (సా.5.00 గం.లు ఐఎస్‌టి) వద్ద ముగియును.

3 రిమోట్ ఇ-ఓటింగ్ ద్వారా లేదా ఎజిఎం వద్ద ఇ-ఓటింగ్ సిస్టం ద్వారా ఓటు వేయుటకు అర్హతను నిర్ధారించుటకు కటాఫ్ తేది గురువారం 23 జూలై, 2020.

4 ఎజిఎం నోటీసు జారీ తరువాత కంపెనీ వాటాలు పొందిన మరియు కంపెనీ సభ్యుడుగా మారిన మరియు కటాఫ్ తేది అనగా గురువారం 23 జూలై, 2020 నాటికి వాటాలు కలిగిన ఎవరేని వ్యక్తి evoting@nsdl.co.in వద్ద అభ్యర్థన పంపడం ద్వారా లాగిన్ ఐడి మరియు పాస్‌వర్డ్ పొందవచ్చును. అయితే, ఎవరేని వ్యక్తి ఇ-ఓటింగ్ కొరకు ఇదివరకే ఎన్ఎస్‌డిఎల్‌తో నమోదై ఉన్న ఎడల ఓటు వేయుటకు ప్రస్తుతమున్న యూజర్ ఐడి మరియు పాస్‌వర్డ్‌ను ఉపయోగించవచ్చును. సభ్యుడు ఎన్ఎస్‌డిఎల్ ఇ-ఓటింగ్ సిస్టం పై ఓట్లు వేయుట కొరకు ఓటిపి (వన్ టైమ్ పాస్‌వర్డ్) ఆధారిత లాగిన్ ఉపయోగించుకొనవచ్చును మరియు

5 సభ్యులు దిగువ వాటిని గమనించగలరు:

ఎ) ఓటింగ్ కొరకు పైన పేర్కొనబడిన తేదీ మరియు సమయం తరువాత ఎన్ఎస్‌డిఎల్ చే రిమోట్ ఇ-ఓటింగ్ మాడ్యూల్ పనిచేయదు మరియు పేర్కొనబడిన కాల వ్యవధి తరువాత రిమోట్ ఇ-ఓటింగ్ అనుమతించబడదు.

బి) సభ్యులచే ఒక తీర్మానంపై ఓటు వేసిన తరువాత, తరువాత మార్చుటకు సభ్యులకు అనుమతించబడదు.

సి) 30 జూలై, 2020న ఎజిఎం సమయంలో కూడా ఇ-ఓటింగ్ సిస్టం సదుపాయం కూడా ఉంటుంది. VC / OAVM ద్వారా హాజరైన సభ్యులు, రిమోట్ ఇ-ఓటింగ్ ద్వారా వారి ఓటు వేయని వారు మరియు మరేవిధంగానైనా అవిధంగా చేయుటకు అనుమతి లేని వారు 30 జూలై, 2020న ఎజిఎం సమయంలో ఇ-ఓటింగ్ సిస్టం ద్వారా ఓటు వేయుటకు అర్హత కలిగి ఉంటారు.

డి) ఎజిఎంకు ముందు రిమోట్ ఇ-ఓటింగ్ ద్వారా వారి ఓటును వేసిన సభ్యులు కూడా ఎజిఎంకు హాజరు కావచ్చు అయితే తిరిగి వారి ఓటును వేయుటకు అనుమతించబడరు; మరియు

ఇ) కటాఫ్ తేదీ నాటికి డిపాజిటరీలచే నిర్వహించబడుతున్న లబ్ధి యజమానుల రిజిస్టర్‌లో లేదా సభ్యుల రిజిస్టర్‌లో పేరు రికార్డు అయిన వ్యక్తి 30 జూలై, 2020న ఎజిఎం సమయంలో రిమోట్ ఇ-ఓటింగ్ లేదా ఇ-ఓటింగ్ సిస్టం సదుపాయంను వినియోగించుకొనుటకు అర్హత కలిగి ఉంటారు.

డిమ్యాట్ పద్ధతి లేదా భౌతిక పద్ధతిలో వాటాలు కలిగి ఉన్న సభ్యులు మరియు / లేదా వారి ఇ-మెయిల్ చిరునామాలు నమోదు చేసుకొనని సభ్యులచే రిమోట్ ఇ-ఓటింగ్ కొరకు ప్రక్రియ ఎజిఎం యొక్క నోటీసులో ఇవ్వబడినది. వివరాలు కంపెనీ యొక్క వెబ్‌సైట్ www.drreddys.com పై అందుబాటులో ఉంటుంది.

2019 20 ఆర్థిక సంవత్సరం కొరకు వార్షిక నివేదికతోపాటు ఎజిఎం యొక్క నోటీసులో సాఫ్ట్ కాపీలను స్వీకరించుటకు, ఎజిఎంలో పాల్గొనుటకు సూచనలు మరియు ఇ-ఓటింగ్ కొరకు సూచనలను, వారి ఇ-మెయిల్ చిరునామాలు ఇంకా నమోదు చేసుకొనని లేదా అప్‌డేట్ చేసుకొనని సభ్యులు www.drreddys.com/investors/investor-services/shareholder-information పై లేదా వారి డిపాజిటరీ పార్టిసిపెంట్‌తో ఇ-మెయిల్ చిరునామాను నమోదు చేసుకొనవలసినదిగా అభ్యర్థించడమైనది లేదా రిజిస్ట్రేషన్ కొరకు వారి ఫోలియో నెం. /డిపి ఐడి, క్లయింట్ ఐడి మరియు చెల్లుబాటు అయ్యే ఇ-మెయిల్ చిరునామాతోపాటు shares@drreddys.com వద్ద వారి అభిప్రాయమును పంపించవలెను.

నిజాయితీగా మరియు పారదర్శక పద్ధతిన ఎజిఎం సమయమున ఇ-ఓటింగ్ ప్రక్రియ మరియు ఎజిఎంనకు ముందు రిమోట్ ఇ-ఓటింగ్‌ను పరిశీలించుటకు పరిశీలకునిగా శ్రీ జి.రఘుబాబు, భాగస్వామి, మెస్సర్స్ ఆర్ & ఎ అసోసియేట్స్, కంపెనీ సెక్రటరీ ఇన్ ప్రాక్టీస్, హైదరాబాద్ (మెంబర్‌షిప్ నెం.ఎఫ్4448 & సర్టిఫికెట్ ఆఫ్ ప్రాక్టీస్ నెం.2820) వారిని కంపెనీ నియమించింది.

ఇ-ఓటింగ్‌కు సంబంధించి వివరణాత్మక సూచనలకొరకు, సభ్యులు ఎజిఎం యొక్క నోటీసులో "ఇ-ఓటింగ్ సూచనలు" సెక్షన్‌ను దయచేసి చూడగలరు. ఇ-ఓటింగ్ ప్రక్రియకు సంబంధించి ఏదేని విచారణలు లేదా సమస్యలు ఉంటే, సభ్యులు www.evoting.nsdl.com యొక్క డౌన్‌లోడ్స్ సెక్షన్ వద్ద లభించు సభ్యులు కొరకు తరచుగా అడగబడే ప్రశ్నలు (ఎఫ్ఎక్యూలు) చూడవచ్చును లేదా డిజిగ్నేటెడ్ ఇ-మెయిల్ ఐడిలు evoting@nsdl.co.in లేదా amitv@nsdl.com లేదా pallavid@nsdl.co.in లేదా ఫోన్ నెం.లు 022-24994360 లేదా 022 24994545 లేదా టోల్ ఫ్రీ నెం.1800-222-990 వద్ద శ్రీ అమిత్ విశాల్, సీనియర్ మేనేజర్ లేదా కుమారి పల్లవి మాత్రే, మేనేజర్, నేషనల్ సెక్యూరిటీస్ డిపాజిటరీ లిమిటెడ్, ట్రేడ్ వరల్డ్, "ఎ" వింగ్, 4వ అంతస్తు, కమలా మిల్స్ కాంపౌండ్, సేనాపతి బాపట్ మార్గ్, లోయర్ పరేల్, ముంబాయి-400 013 వారిని సంప్రదించవచ్చును. వీరు ఎలక్ట్రానిక్ పద్ధతి ద్వారా ఓటింగ్‌కు సంబంధించిన సమస్యలను కూడా పరిష్కరిస్తారు మరియు ఎజిఎంలో పాల్గొనుటకు సాంకేతిక సహాయాన్ని అందిస్తారు. సభ్యులు shares@drreddys.com వద్ద కంపెనీ సెక్రటరీకి కూడా వ్రాయవచ్చును.

డాక్టర్ రెడ్డీస్ ల్యాబొరేటరీస్ లిమిటెడ్ కొరకు

ప్రదేశం: హైదరాబాద్
తేది : జూలై 6, 2020

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NAVA TELANGANA - July 7, 2020